Filed Pursuant to Rule 253(g)(2)

File No.: 024-11427

FRIENDABLE, INC.

SUPPLEMENT NO. 1 DATED MARCH 17, 2022

 TO THE OFFERING CIRCULAR DATED MAY 3, 2021

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Friendable Inc. (the “Company”) dated May 3, 2021, as it has been and may be amended or supplemented from time to time.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to amend references to the conversion ratio as contained in the Designation of the Series D Preferred Stock. The Company amended the Designation of the Series D Preferred Stock on March 3, 2022, and for the Company to extend the Offering for an additional 30 days.

The following replaces “Conversion of the Series D Preferred Stock” contained in the “Offering Summary”:

Conversion of the Series D Preferred Stock:

Each Offered Share of Series D Preferred Stock is convertible, at the option of the holder, at any time, and from time to time, into that number of fully paid and nonassessable shares of Common Stock (whether whole or fractional) that have a Fair Market Value, in the aggregate, equal to, and based on, the Series D Conversion Price. The “Series D Conversion Price” shall initially be equal to a value of $10.00, per share. Such initial Series D Conversion Price, and the rate at which shares of Series D Preferred Stock may be further converted into shares of Common Stock, shall be subject to adjustment for Reclassification, Exchange, Substitution, Sales, Reorganizations, Mergers or Consolidations, as set forth in section 4.4 of the Series D Preferred Stock Certificate of Designation, which is an Exhibit hereto. “Fair Market Value” shall mean as of any date of determination, 50% of the lowest closing price of a share of Common Stock on the principal exchange or market on which such shares are then trading for the 10 trading days immediately preceding such date.

As an example, suppose Investor X purchases 1,000 Series D Preferred Shares under this Offering at $10.00 per share (for a total purchase price and value of $10,000) and the applicable lowest trading price of the Company’s common shares on conversion is $0.004 per share, Investor X would be entitled to receive 5,000,000 common shares on full conversion of the original Series D Preferred investment, calculated by applying 50% of $0.004 (or $0.002) against the original investment value of $10,000.

In the section “Securities to be Offered the following replaces the paragraph labeled “Conversion” on page 65 of the Offering Circular:

Conversion

Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder, into that number of fully paid and nonassessable shares of common stock of the Company (whether whole or fractional) that have a Fair Market Value, in the aggregate, equal to the Series D Conversion Price. The “Series D Conversion Price” is initially equal to $10.00. Such initial Series D Conversion Price, and the rate at which shares of Series D Preferred Stock may be converted into shares of Common Stock is subject to adjustment for Reclassification, Exchange, Substitution, Sales, Reorganizations, Mergers or Consolidations, as set forth in section 4.4 of the Series D Preferred Stock Certificate of Designation, which is an Exhibit hereto. “Fair Market Value” shall mean as of any date of determination, 50% of the lowest closing price of a share of Common Stock on the principal exchange or market on which such shares are then trading for the 10 trading days immediately preceding such date.

Index to Exhibits

Exhibit Number	Exhibit Description
2.5	Certificate of Designation of Series D Preferred Stock
2.6*	Amendment to Certificate of Designation of Series D Preferred Stock
4.1	Subscription Agreement
6.1	Material Agreements between Friendable, Inc. and Answering Legal
11.1	Consent of Salberg & Company P.A., Auditors
11.2	Consent of Manning Elliott LLP, Auditors
12.1	Legal Opinion of Jonathan D. Leinwand, P.A.

*Filed herewith